Exhibit (a)(1)(i)

CRESCENT PRIVATE CREDIT INCOME CORP.

If you do not want to sell your shares of

common stock at this time, please disregard this notice.

This is simply a notification of the Company’s repurchase offer.

May 26, 2026

Dear Stockholder:

This letter serves to inform you of important dates relating to a repurchase offer by Crescent Private Credit Income Corp. (the “Company”). If you are not interested in selling your shares of common stock, par value $0.01 of the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below and unless the Offer is extended, all Shares that have been issued on or after July 1, 2025 will be subject to an “early repurchase deduction”, which will reduce your proceeds by 2.0%. Shares that are issued pursuant to the Company’s distribution reinvestment plan will not be subject to the early repurchase deduction. Further, the Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of a stockholder. The Company currently is waiving the Early Repurchase Deduction for each category of stockholder above, and will notify stockholders prior to the termination of this tender offer if it no longer intends to continue such waiver for one or more of those categories. In addition, the repurchase of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on May 26, 2026 and end at 11:59 p.m., Eastern Time, on June 24, 2026. The purpose of the tender offer is to provide liquidity to stockholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during one of the Company’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Company’s Transfer Agent, SS&C GIDS, Inc., Attention: Crescent Private Credit Income Corp., using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail - P.O. Box 219725, Kansas City, MO 64121-9725

Overnight Mail - 801 Pennsylvania Ave, Suite 219725, Kansas City, MO 64105

Fax: 816-374-7420

All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on June 24, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 888-875-0016.

Sincerely,

Crescent Private Credit Income Corp.